MEMORANDUM OF TERMS FOR EQUITY FINANCING OF

Amarin Corporation, plc.

This Memorandum of Terms summarizes the principal terms of a proposed Common Stock and Warrant Financing (the “Financing”) of Amarin Corporation, plc.  Except for the provisions set out under the headings “Exclusivity and Expenses,” “Confidentiality,” “Governing Law” and “Counterparts” below, this Memorandum of Terms is non-binding and strictly for discussion purposes only; there is no obligation on the part of any party unless and until definitive agreements are signed by all parties.  This Memorandum of Terms does not constitute either an offer to sell or an offer to purchase securities.

Issuer:	Amarin Corporation, plc (the “Company”). All references to the Company set forth herein would also be deemed to include references to any subsidiary of the Company, where applicable.
Type of Security; Purchase Price:
Units (each, a “Unit” and collectively, the “Units”) consisting of one ordinary share (the “Common Stock” and, collectively, the “Common Shares”) and a warrant (each, a “Warrant” and, collectively, the “Warrants”) to purchase 0.50 of a share of Common Stock (collectively, the “Warrant Shares”).  The purchase price per Unit would be $1.00.

Amount to be Raised:
Pursuant to a securities purchase agreement containing customary representations, warranties and covenants (the “Purchase Agreement”), investors (the “Investors”) would purchase Units from the Company in the aggregate amount of up to $55 million (the “Financing”). Fountain Healthcare Partners,  Sofinnova Ventures, Orbimed Advisors and Longitude Capital, (collectively, the “Lead Investors”) would each be Investors in the Financing.  The Lead Investors, together with other potential investors that have expressed strong interest are expected to invest an aggregate of up to $30 million in the Financing.  Other Investors, mutually acceptable to the Company and the Lead Investors, may also participate in the Financing under the same terms as the Lead Investors.  In connection with the Financing, the option pool will also be expanded to yield 10% unallocated options on a fully diluted basis in order to provide incentive compensation to key employees in the Company.

Signing and Closing:	The Purchase Agreement is anticipated to be executed by all parties on or before October 16, 2009 ( the “Closing”).
Warrants:
The exercise price per Warrant Share would be equal to $1.50 per share.  The Warrants would have a five-year term and may be exercised for cash or net exercised if such a feature is possible.  The warrants will contain anti-dilution protection customary for a transaction of this type.  Each Warrant would contain a clause specifying that there are no circumstances whereby such Warrant could be required by the Company to be settled in cash, and such other provisions deemed reasonably necessary in consultation with the Company’s auditors to avoid the application of “liability accounting” rules.

Securities Purchase Agreement:
The Purchase Agreement would include Company representations, warranties and covenants (and would provide for indemnification of the Investors for the breach of such representations, warranties and covenants) to the extent customary in transactions of this kind by public companies.

Conditions to Closing:
1)  Each of the representations and warranties of the Company in the Securities Purchase Agreement shall be true and correct and the Company shall have performed in all material respects each of its covenants therein.

2) Any necessary regulatory approvals and third party consents shall have been obtained.
3) Legal opinions (opining to, among other things, the due authorization and validity of the securities issued in the Financing) shall have been delivered to the Investors.

4)  The Board will have adopted and begun to implement a plan which will include rationalization and consolidation of resources  Such plan, including a detailed timeline and estimate of associated expenses, shall require the prior approval of the Lead Investors.
5)  The Lead Investors shall completed their due diligence exercise and be satisfied with the results therefrom.

6)  Prior to the Closing, the Investors shall have completed a review of the budget and the budget shall be satisfactory to the Lead Investors (the “Budget Review”).  The Budget Review shall utilize consultants and independent experts representing the Lead Investors to confirm that the size of the Financing is sufficient to execute the clinical development plan.

7) There shall not have been a material adverse event to the Company.

8)  Dr. Simon Kukes, Thomas G. Lynch and Sunninghill Limited will convert the applicable balances of their bridge notes issued by the Company into equity in the Financing, provided that with respect to Sunninnghill, the obligation to convert shall only apply to the note issued to it in the principal amount of $2,000,000.

9)  The shareholders in the May 2008 financing (i) either exercise or waive their pre-emptive rights, (ii) agree to convert their Series A Preference Shares into Common Stock on a one-for-one basis and (iii) agree to cancel the second tranche of the May 2008 financing.
10) The full $55 million will be funded by the Investors at the Closing.

11)  Other customary closing conditions, including without limitation, the approval of each Investor’s investment committee.
The conditions set forth under clauses 4, 5, 6, 8 and 9 will be satisfied prior to the execution of the Purchase Agreement, provided that the effectiveness of the agreements of the May 2008 investors executed pursuant to clause 9 will be contingent on the consummation of the Closing.

Board Composition and Representation:
The Company’s board of directors will be set at nine members.  Assuming each of the Lead Investors invests at least i) $5 million or ii) their pro rata share based on existing shareholding, each Lead Investor  will be entitled to nominate one member of the Company’s board of directors.
The Company will covenant that for as long as each such Investor holds in the aggregate at least 50% of the number of Common Shares it purchased in the Closing, the Company will nominate the designee determined by such Investor and use its best efforts to have such designee elected.
As of the Closing and for so long as they beneficially own in the aggregate 25% or more of the issued and outstanding Common Stock of the Company, the Lead Investors will also be entitled to nominate two other members of  the board of directors, both of whom will be independent.
The remaining seat will be occupied by the CEO.

The Company will enter into standard indemnification agreements with each member of the board of directors.
Directors’ and Officers’ Liability Insurance:
The Company would use its reasonable efforts to obtain and maintain directors’ and officers’ liability insurance in an amount reasonably acceptable to the board of directors and consistent with industry practice.

Registration Rights:
The Common Shares and the Warrant Shares acquired by the Investors at each Closing (the “Registrable Securities”) will be registered for resale promptly following Closing.  Accordingly, the Purchase Agreement will provide that, among other things, a registration statement would be filed within 60 days following Closing, and the Company would use its best efforts to cause the registration statement to become effective within 90 days following the date of filing of the relevant registration statement.  The Company will cause the registration statement to remain effective until all of the Registrable Securities registered under such registration statement are available for resale through Rule 144 under the Securities Act of 1933, as amended, or any successor provision thereto, without any volume limitations.
The holders of Registrable Securities will be entitled to unlimited piggyback registration rights, subject to pro rata cutback, if applicable.  All expenses (including reasonable expenses of one counsel to the selling Investors) will be paid by the Company (excluding underwriting commissions).
Until the Registrable Securities are registered, the Company will not grant any additional registration rights without the approval of the holders of a majority of the Registrable Securities unless such rights are subordinate to the rights of the Investors.

Participation Rights:
Each Lead Investor for so long as it holds at least 50% of the original number of Common Shares that it purchased in the Financing, will have the right to purchase its pro rata share (based on its ownership of the Company’s outstanding Common Stock on a fully diluted basis) of any future equity offering by the Company.  Underwritten public offerings will be excluded from this right.  The Company will be prohibited from offering participation rights, rights of first refusal, rights of first offer or similar rights to any holder or prospective holder of any Company securities on terms more favorable than, or in preference to, the rights granted to the Lead Investors without the prior approval of the Lead Investors.

Access to Information:
From the date hereof until the Closing, the Company will permit access to, and will make available to the Investors’ representatives, consultants and their respective counsels for inspection, such information and documents as the Investors reasonably request, and will make available at reasonable times and to a reasonable extent officers and employees of the Company to discuss the business and affairs of the Company; provided that, the Company will not be obligated to share material non-public information with any Investor in the absence of a suitable confidentiality agreement.

Financing Fee:
The Lead Investors will not be entitled to any fee for arranging the Financing.  A financial expert may be retained by the board of directors to provide a fairness opinion and the board of directors will consider what additional assistance it requires from third parties to close the Financing. Any fee arrangement for the financial expert will be subject to the prior approval of the Lead Investors.

Exclusivity and Expenses:
As an inducement to the Lead Investors to arrange the proposed Financing and in consideration of the time and expense devoted and to be devoted by the Lead Investors to the Financing, the Company shall not (and will not permit any affiliate, employee, officer, director, stockholder, agent or other person acting on its behalf (each a “Representative”) to), from the date hereof until October 17, 2009 (the “Exclusivity Period”) solicit or knowingly encourage any offers, engage in any discussions (other than to inform any initiating third party that it is subject to this provision) entertain, or enter into any agreements or commitments with respect to the issuance of or a possible sale of all or any part of the Company’s securities, whether such transaction takes the form of a stock sale, merger, scheme of arrangement, liquidation, dissolution,  reorganization, investment, recapitalization, consolidation or otherwise, or with respect to the possible sale of all or substantially all of the assets or any material assets of the Company or any subsidiary thereof (each a “Competitive Transaction”) provided, however, that: (i) during the Exclusivity Period the Company and its Representatives shall have the right to entertain and engage in discussions with respect to unsolicited offers for Competitive Transactions to the limited extent necessary for the Board to comply with its fiduciary duties under applicable law; (ii) during the Exclusivity Period the Company and its Representatives shall have the right to solicit and encourage commitments from third parties to become Investors and parties to this Memorandum of Terms for approximately $25 million of the Financing and to engage in discussions with said third parties related thereto; and (iii) so long as the Company has not breached its obligations above, the Company shall have the right to terminate the Purchase Agreement, if executed, to permit the Company to enter into a binding agreement with persons other than the Investors if such termination is necessary for the Board to comply with its fiduciary duties under applicable law (a “Fiduciary Out Termination”).   Regardless of whether the Purchase Agreement shall be executed or the proposed Financing shall close, the Company will pay the amount equal to the Lead Investors’ out-of-pocket expenses (including for legal, accounting and other third party expert fees and expenses pursuant to the terms of the Pre-Negotiation Letter from the Company to Bingham McCutchen LLP dated August 29, 2009) incurred in connection with the proposed Financing.

Confidentiality:
Subject to required disclosure to governmental agencies and other disclosure required as a matter of law, the existence of this Memorandum of Terms, the identity of the Investors and the provisions contained herein, as well as the discussions between the parties hereto and their respective agents, will be held in confidence by the parties hereto and their agents and representatives, and each party will provide such information only to those third parties that a party hereto reasonably determines has a need to know of the existence of this Memorandum of Terms and the provisions herein (such receiving parties to be similarly subject to confidentiality agreements or duties).  The Investors and the Company further agree they will not use any portion of the information and data provided to such party by the other party for any purpose other than the consummation of the transaction contemplated by this Memorandum of Terms.  The existing confidentiality agreements between the parties shall remain in force.  Except as already disclosed or as permitted by this Memorandum of Terms, no party hereto will make any public disclosure concerning the existence of this Memorandum of Terms, its contents or the status of the negotiations between the Investors and the Company with respect to the proposed investment without obtaining the prior written consent of the Company.

Binding Effect and Governing Law:
Except for the provisions set out under the headings “Exclusivity and Expenses,” “Confidentiality,” “Binding Effect and Governing Law”and “Counterparts”, this Memorandum of Terms is non-binding and strictly for discussion purposes only; there is no obligation on the part of any party unless and until definitive agreements are signed by all parties.  This Memorandum of Terms does not constitute either an offer to sell or an offer to purchase securities. This Memorandum of Terms will be governed by the internal laws of the State of New York.

Counterparts:	The Memorandum of Terms may be executed in counterparts, each of which will be deemed to constitute an original but all of which together will constitute one and the same instrument.

[Signature Page Follows]

AGREED AS OF SEPTEMBER 30, 2009:

Fountain Healthcare Partners I, L.P.
By: Fountain Healthcare Partners Ltd.
Its: General Partner

By: _____________________________________
Name: Manus Rogan
Title:    Managing Partner

Sofinnova Venture Partners VII, L.P.
By:  Sofinnova Management VII, L.L.C
Its:  General Partner

By: _____________________________________
Name:  James I. Healy
Title:  Managing General Partner

Caduceus Private Investments III, LP
By: OrbiMed Capital GP III LLC
Its:  General Partner

By: _____________________________________
Name: Carl L. Gordon
Title:

OrbiMed Associates III, LP
By:  OrbiMed Advisors LLC
Its:  General Partner

By: _____________________________________
Name: Carl L. Gordon
Title:

Longitude Venture Partners, L.P.
By:  Longitude Capital Partners, LLC
Its:  General Partner

By: _____________________________________
Name:  Patrick Enright
Title:  Managing Director

Amarin Corporation plc

By: _____________________________________
Name:
Title: